2015 Annual Report Transformation

SUMMARY ANNUAL REPORT 2015 COMPANY PROFILE Meta Financial Group, Inc.® (MFG for the Company) is the holding company for MetaBank®, a federally chartered savings bank. MFG shares are traded on the NASDAQ Global Select Market® under the symbol CASH. Headquartered in Sioux Falls, South Dakota, the Company operates in both the Banking and Payments industries. Within Banking, the traditional retail bank business, operating in four market areas in South Dakota and Iowa, has now been augmented by the acquisition of AFS/IBEX in December 2014. AFS/IBEX is a top-10 national commercial insurance premium finance company. The Company’s Payments industry presence continues to be anchored by Meta Payment Systems (MPS), a national leader in prepaid card issuance, automated teller machine (ATM) sponsorship, and electronic funds transfer. Additionally, in September 2015, the Company finalized the acquisition of Refund Advantage, a professional tax refund-transfer software service used by independent Electronic Refund Originators (ERO’s) and their customers. Meta’s vision is to promote financial inclusion for everyone™. In 2015, MetaBank was recognized as one of the top 200 Community Banks and Thrifts in the United States compared to other banks its size (American Banker Magazine, 2015). Meta Payment Systems consistently ranks as one of the top two prepaid card issuers in the United States and has the largest “white label” ATM network in the nation. MetaBank is an FDIC Member and an Equal Housing Lender META FINANCIAL GROUP, INC BANKING METABANK PAYMENTS RETAIL BANK AFS/IBEX META PAYMENT SYSTEMS REFUND ADVANTAGE 2015 Summary Annual Report and Forward-Looking Statements MFG may from time to time make written or oral “forward-looking statements,” including statements contained in its filings with the Securities and Exchange Commission (“SEC”), in its reports to shareholders, in this summary annual report and in other communications by the Company, which are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should read statements that contain these words carefully, because they discuss our future expectations or state other “forward-looking” information. These forward-looking statements include statements with respect to the Company’s beliefs, expectations, estimates and intentions that are subject to significant risks and uncertainties, and are subject to change based on various factors, some of which are beyond the Company’s control. Discussions of factors affecting the Company’s business and prospects are contained in the Company’s periodic filings with the SEC. The Company expressly disclaims any intent or obligation to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Company or its subsidiaries. TO OUR SHAREHOLDERS AND CUSTOMERS OF META FINANCIAL GROUP J. Tyler Haahr is the Chairman of the Board and Chief Executive Officer of Meta Financial Group, Inc. (MFG), and MetaBank. He has held this position since 2011. Mr. Haahr joined MFG and its affiliates in 1997. If I had one word to describe our fiscal year 2015, it would be transformational. Meta has experienced tremendous growth over the past year through the acquisitions that we completed, the signing of many new program managers and other partners in our payments division, while maintaining roughly 12%–30% growth in all of our core businesses. Some highlights for the year include:  The AFS/IBEX premium finance acquisition was completed in December 2014 and has enjoyed a 52% annualized growth rate since then. This expansion was primarily achieved through the hiring of several senior producers in the industry. We anticipate continued high loan growth in 2016. The acquisition of Refund Advantage leverages the synergies of our payments division into the tax preparation space. These new distribution channels for our products and services will add more earnings potential in the years to come. Our Retail Bank division saw 22% lending growth year over year, continuing the robust growth we have seen in the past few years, while maintaining credit quality. We anticipate this exciting trend to continue. MPS fourth quarter average deposit growth rate was 25%, or $314 million (year over year). Meta now has approximately 90% of its deposits in non-interest bearing deposits, which positions us well for the future as interest rates rise. We added seven new Program Managers during the year within MPS, which we expect to significantly add to our deposit growth in 2016 and beyond. MPS has nine of its top ten prepaid program managers under contract through December 2019 and we believe these contracts provide continuity and potential for long-term growth of our deposit base and fee income . While we’ve seen transformational growth in our business during 2015, we continue to adhere to our principles of building and improving on an already solid foundation of infrastructure and compliance. We’ve invested significantly in business development, technology, people, products and services over the past year that will benefit the company in 2016 and even more in 2017. We expect this growth trajectory to continue, adding and expanding our partner relationships, developing new products and services that are in line with our longterm business strategies, all while generating appropriate returns and mitigating undue risk. In all of this, we will never lose sight of promoting our vision of financial inclusion for everyone™. I want to take this opportunity to thank our board members, employees, customers and shareholders for an exceptional year. Thank you for all you do for Meta. Sincerely, J. Tyler Haahr Chairman of the Board and Chief Executive Officer Meta Financial Group, Inc.

2 | Annual Report 2015
Transformation

2015 FISCAL YEAR HIGHLIGHTS

▸Fiscal year-to-date net income for the year ended September 30, 2015, was $18.1 million, or $2.66 per diluted share, compared to $15.7 million, or $2.53 per diluted share for the comparable prior year period. Excluding $1.9 million related to losses on securities associated with a portfolio restructuring, $2.9 million of acquisition-related expenses including amortization of intangibles, $1.3 million for historic reimbursements and bank-owned life insurance payments and a tax effect of these items of $1.2 million, fiscal year-to-date earnings after tax would have been $20.4 million.

▸MFG's fiscal 2015 fourth quarter average assets grew to $2.45 billion, compared to $2.00 billion in the fiscal 2014 fourth quarter, an increase of 22%. Growth drivers primarily were MPS deposits, loan growth and, to a lesser extent, additions to the securities portfolio.

▸Overall cost of funds at MetaBank averaged 0.11% during fiscal 2015 compared to 0.14% for the prior year. The Company's cost of funds is driven by its non-interest bearing deposits generated within its MPS division.

▸Total MPS fourth quarter 2015 average deposits increased by $313.8 million, or 25%, compared to the same period in 2014, due to growth in existing prepaid card programs and the addition of several new business partners.

▸Card fee income increased $5.8 million, or 12% for the year ended September 30, 2015, compared to September 30, 2014. The increase was primarily due to the addition of new and added business from existing business partners.

▸Total loans, net of allowance for loan losses, increased $213.3 million, or 43%, to $706.3 million at September 30, 2015, compared to $493.0 million at September 30, 2014, including the acquisition of the AFS/IBEX commercial insurance premium finance loan portfolio.

▸Meta's Net Interest Margin (NIM) increased from 2.80% in fiscal 2014 to 3.03% in 2015. This improvement relates primarily to an improved mix of interest earning assets.

▸Non-performing assets (NPAs) were 0.31% of total assets at September 30, 2015, compared to 0.05% at September 30, 2014. The increase from September 2014 was mainly due to a downgrade of a large agriculture lending relationship. Excluding the AFS/IBEX portfolio, NPAs were 0.24% of total assets at September 30, 2015.

▸Tangible book value per common share decreased by $3.31, or 12%, to $24.60 per share at September 30, 2015, from $27.91 per share at September 30, 2014. This decrease is primarily attributable to increases in goodwill, intangible assets, and shares issued due to the AFS/IBEX and Refund Advantage acquisitions. Partially offsetting this reduction was an increase in retained earnings.

▸AFS/IBEX loans grew $32.4 million, or 44% (52% annualized), from the date of acquisition on December 2, 2014 to September 30, 2015.

▸Return on average equity (ROE) for the year ended September 30, 2015, was 8.83%, compared to 10.01% for the same period in 2014. ROE for the year ended September 30, 2015, would have been 9.97%, after giving effect to the aforementioned income and expense exclusions.

▸At September 30, 2015, the Bank exceeded federal regulatory minimum capital requirements to remain classified as a well-capitalized institution. The Company took the AOCI opt-out election; under the new rule, non-advanced approach banking organizations were given a one-time option to exclude certain AOCI components. The Company's Tier 1 (core) capital to adjusted total assets ratio was 9.36%, compared to a well-capitalized requirement of 5.0%; its Common Equity Tier 1 (CET1) capital to risk-weighted assets ratio was 19.85%, compared to a well-capitalized requirement of 6.5%; the Company's Tier 1 (core) capital to risk-weighted assets ratio was 20.54%, compared to the well-capitalized requirement of 8.0%; and its total capital to risk-weighted assets ratio was 21.12%, compared to a well-capitalized requirement of 10.0%. The Company's Tier 1 (core) capital to average adjusted total assets ratio was 9.37%.

FINANCIAL HIGHLIGHTS

(Dollars in Thousands, Except Share and Per Share Data)

	2015	2014	2013	2012	2011
AT SEPTEMBER 30					
Total assets	$ 2,529,705	$2,054,031	$1,691,989	$1,648,898	$1,275,481
Total loans, net	706,256	493,007	380,428	326,981	314,410
Total deposits	1,657,534	1,366,541	1,315,283	1,379,794	1,141,620
Total annual average deposits	1,827,113	1,533,263	1,395,152	1,214,233	979,199
Shareholders' equity	271,335	174,802	142,984	145,859	80,577
Book value per common share	$ 33.24	$ 28.33	$ 23.55	$ 26.79	$ 25.61
Total equity to assets	10.73%	8.51%	8.45%	8.85%	6.32%
FOR THE FISCAL YEAR					
Net interest income	$ 59,220	$ 46,262	$ 36,022	$ 33,734	$ 34,312
Non-interest income	58,174	51,738	55,503	69,574	57,491
Income (loss), net of tax	18,055	15,713	13,418	17,114	4,640
Diluted earnings (loss) per share:					
Net income (loss)	$ 2.66	$ 2.53	$ 2.38	$ 4.92	$ 1.49
Return on average assets	0.78%	0.81%	0.78%	1.22%	0.41%
Return on average equity	8.83%	10.01%	9.36%	18.47%	5.71%
Net interest margin	3.03%	2.80%	2.48%	2.56%	3.21%

▸TOTAL ASSETS
In Millions


$1,275.5
$1,648.9
$1,692.0
$2,054.0
$2,529.7
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▸TOTAL LOANS, NET
In Millions


$314.4
$327.0
$380.4
$493.0
$706.3
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▸TOTAL AVERAGE DEPOSITS
In Millions


$979.2
$1,214.2
$1,395.2
$1,533.3
$1,827.1
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▸TOTAL REVENUES
In Millions


$96.6
$106.9
$94.5
$100.4
$119.8
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▸TOTAL NET INCOME
In Millions


$4.6
$17.1
$13.4
$15.7
$18.1
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This summary annual report highlights information contained in MFG's Form 10-K for the year ended Sept. 30, 2015, and does not contain all of the information you should consider in making investment decisions with respect to MFG's common stock. You are urged to read our entire Form 10-K, including the consolidated financial statements and the related notes and the information set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Annual Report 2015 Transformation AFS/IBEX TRANSFORMATION DEMANDS COURAGE TO CREATE WE BUILT OUR RELATIONSHIP ON INTEGRITY AND HONESTY. “ ” John Holsan AFS/IBEX In an industry nearly as old as human existence, one would think that transformation would be hard to come by. But Fortenberry Insurance Agency, LLC and AFS/IBEX are out to prove that the insurance industry still has many opportunities ahead. Described as “perfect timing,” Fortenberry Insurance Agency was one of the first clients AFS/IBEX worked with when John Holsan started the company in 1987. Fortenberry, incorporated that same year by Jim and Helen Fortenberry, found a lasting business relationship with John and AFS/IBEX. The relationship continued when their son, Steve Fortenberry, took over the agency. John’s son, J.T. Holsan, continued the second generation relationship when he joined AFS/IBEX in 2007. Fortenberry, like all AFS/IBEX clients, uses the software and website that AFS/IBEX originally designed in 2003. This software, which is constantly updated and improved, transformed the industry. Even today, this software is the benchmark used by all premium finance companies – in fact, others compare themselves to using the same software as AFS/IBEX when making business pitches. “Anything new in premium financing happens at AFS/IBEX first, and then filters through the industry,” says Steve. “Fortenberry Insurance is a trustworthy partner,” states J.T. “Steve is a great resource to discuss ideas with and he is very involved in the industry in Texas.” Adds John, “We built our relationship on integrity and honesty. Steve is one of our only customers that asks how he can be a better partner. It makes it easy to do business with someone you like.”

Annual Report 2015 Transformation AAA (Automobile Association of America) TRANSFORMATION ANTICIPATES AND ADVANCES THE PREPAID CARD FITS OUR VISION TO GIVE OUR CUSTOMERS A WELL-ROUNDED TRAVEL WALLET. Ron Carr, Compliance Officer AAA AAA (Automobile Association of America), a not-for-profit organization founded in 1902, serves 50 million members in the United States and Canada through 1,100 offices. AAA exists for its members and searches for top quality products and services that go above and beyond their members expectations. It is with these expectations of quality and value that AAA partnered with MetaBank in late 2007 – a successful partnership that continues today. As a trusted ally in travel safety and financial protection, AAA offers its members convenience, flexibility and peace-of-mind through prepaid cards, facilitated by MetaBank. “We were looking for a national partner, a reputable company, who was able to conduct back-end research and meet our expectations,” said Ron Carr, AAA Compliance Officer. MetaBank helped AAA introduce their members to prepaid cards, offering spending accessibility and protection from fraudulent activity by separating their members’ travel funds from their main bank accounts – but AAA has found there is much more to offer their members in the prepaid card market. AAA’s vision is to be an advocate for their members, bringing them sound advice and methods to secure their future – not just for travel but anytime. “We want our members to be able to handle any emergency that may arise,” Ron adds. “The prepaid card fits our vision to give our customers a well-rounded travel wallet and the right form of payment for other business lines.” Prepaid options give members convenience and protection at home and when they are away. AAA members use prepaid as a secure option for holiday and online shopping, emergency cash for their kids to carry and as a simpler way of banking for millennials. AAA and MetaBank are working together to transform their product offerings by anticipating member expectations and providing relevant solutions in an ever-changing marketplace.

Annual Report 2015 Transformation NELSON & NELSON, CPAs LLP TRANSFORMATION PARTNERS WITH PROGRESS ” Chuck Nelson, Managing Partner Nelson & Nelson, CPAs LLP I FOUND THAT METABANK IS A GREAT PARTNER FOR US BECAUSE WE HAVE THE SAME VALUES: PROVIDING THE RIGHT SERVICES AT THE RIGHT PRICE. According to the Family Business Institute, 30 percent of family businesses survive into the second generation, 12 percent into the third generation, and only 3 percent into the fourth generation. MetaBank customer, Nelson & Nelson, CPAs LLP in Sioux Falls, South Dakota, is one of the few in the three percent. Founded in 1923 by James Nelson, Nelson & Nelson has continually transformed its business model to meet the needs of its customers. Currently, three generations carry on the vision: the founder’s son, Wes Nelson; his grandson, Chuck; and his great-granddaughter, Jillian. The Nelsons have been able to change and adapt to the times by valuing their clients and staff, and by operating with a family-first approach. This ability to transform is shared by MetaBank and has helped build the relationship with Nelson & Nelson since 2006. MetaBank’s Market President Kathy Thorson proved to the Nelsons that both companies held the same values, evident in the MetaBank commitment to exceptional customer service. “Service is doing what’s in the best interest of the client or customer. I found that MetaBank is a great partner for us because we have the same values: providing the right services at the right price. We feel confident sending referrals to MetaBank and trust that our clients will be well taken care of,” says Chuck Nelson, Managing Partner. MetaBank dedicates multiple team members to service the Nelson account – including Amanda Masterson and Karen Waller. The resulting business and personal relationships have led to a successful, growing partnership that is mutually beneficial. Annual Report 2015 Transformation OPERATION HOPE METABANK® PARTNERS WITH OPERATION HOPE FOR FINANCIAL LITERACY MetaBank is joining Operation HOPE in their mission as the nonprofit banker for the working poor, the underserved and struggling middle class. Operation HOPE achieves their mission by providing financial dignity and economic empowerment to over 2.2 million individuals worldwide. The partnership with Operation HOPE is a natural fit with Meta’s vision, to promote financial inclusion for everyone. “Our goal is to bring tangible solutions that help people develop a plan, gain access to financial systems, establish liquidity for unexpected challenges and get practical, systemic assistance to stay on track” said Brad Hanson, president of MetaBank. Supporting financial literacy and dignity is a core value of MetaBank. Since October 2015, MetaBank has committed $1 million to Operation HOPE, the leading global provider of financial dignity education and economic empowerment programs for low and moderate income youth, adults, and families in underserved communities. Operation HOPE delivers its global programs to employees through their HR service, to young people in their schools, and to individuals and families in banks, community centers, credit unions, hotels, hospitals, grocery stores, and even shopping centers. HOPE Financial Well-being counselors provide customized financial advice with the goals of educating individuals and increasing credit scores to the bankable level of 700. MetaBank’s commitment supports an online service, HOPE Inside@MetaBank, which includes the Operation HOPE national call center and the growing HOPE Inside network to provide financial counseling service to MetaBank customers and cardholders who are facing financial hardships. “Operation HOPE has had a long relationship with MetaBank President, Brad Hanson. I know Brad Hanson as a leader and as an individual to have the highest integrity and character. We are proud to have been selected to provide financial literacy programs to his valued cardholders,” said Operation HOPE Founder and CEO John Hope Bryant. Operation HOPE will deliver financial education, credit counseling, and money management guidance and assistance to MetaBank’s cardholders nationwide through an alliance of MetaBank partners. MetaBank provides the avenue to consumers who need assistance and Operation HOPE, as the best-in-class provider of financial-literacy empowerment programs, offers the needed counseling services. Annual Report 2015 Transformation RETAIL TRANSFORMATION ENDOWS RESOURCES WITH NEW CAPACITIES NON-PERFORMING ASSETS As a Percentage of Total Assets ‘11 ‘12 ‘13 ‘14 ‘15 Commercial &Multi-Family : 52% Ag Real Estate: 11% Ag Operating: Commercial 7% Operating: 5% Consumer: 4% LOAN BALANCES For Retail Bank Residential Mortgage: 21%MetaBank had an exceptional year in loan growth, particularly in our residential mortgage, commercial and agricultural lines of business. Our retail bank recorded earnings of $9.1 million for the 2015 fiscal year compared to earnings of $8.7 million in 2014. The increase was primarily driven by growth in loans receivable and in the securities portfolio and increased rates achieved within the loan portfolio. All of this was achieved without compromising credit quality. MetaBank has 10 branches in four markets across South Dakota and Iowa and we are the cornerstone for banking services in the communities we serve. We offer an array of financial services products for retail, business and agricultural customers. We are dedicated to providing exceptional service to our customers, delivering on our vision: Every customer leaves saying, “I love my bank!” Our customer satisfaction speaks for itself through our Net Promoter Score (NPS) of 57, while the national financial institution average is 34*. Higher scores on NPS link to greater profitability and growth opportunities. Retail Bank total loans increased $106.1 million during the fiscal year, or 21.8%, to $593.3 million, from strong growth in the residential real estate, commercial and multi-family real estate, and agricultural lending segments. Retail checking account balances were up 9.8% year over year. MetaBank’s NPAs were up slightly to 0.24% (excluding AFS/IBEX portfolio) of total assets in 2015, compared to 0.05% in 2014, while still amongst the best in the industry. The total of mortgage-backed securities (MBS) and investment securities increased $178.7 million, or 12.6%, to $1.6 billion at September 30, 2015, as investment purchases exceeded related maturities, sales and principal pay downs. Net interest income for fiscal 2015 increased 28.0% to $59.2 million. In addition to growth in loans and yields in the loan portfolio, the increase was driven by a higher volume and yields of other investments including AA and AAA rated General Obligation municipal bonds. NIM increased from 2.85% in the fiscal 2014 fourth quarter to 3.09% in the fiscal 2015 fourth quarter. *Source: Satmetrix Net Promoter® U.S. Consumer Benchmarks, 2015

Annual Report 2015 Transformation NELSON & NELSON, CPAs LLP TRANSFORMATION PARTNERS WITH PROGRESS ” Chuck Nelson, Managing Partner Nelson & Nelson, CPAs LLP I FOUND THAT METABANK IS A GREAT PARTNER FOR US BECAUSE WE HAVE THE SAME VALUES: PROVIDING THE RIGHT SERVICES AT THE RIGHT PRICE. According to the Family Business Institute, 30 percent of family businesses survive into the second generation, 12 percent into the third generation, and only 3 percent into the fourth generation. MetaBank customer, Nelson & Nelson, CPAs LLP in Sioux Falls, South Dakota, is one of the few in the three percent. Founded in 1923 by James Nelson, Nelson & Nelson has continually transformed its business model to meet the needs of its customers. Currently, three generations carry on the vision: the founder’s son, Wes Nelson; his grandson, Chuck; and his great-granddaughter, Jillian. The Nelsons have been able to change and adapt to the times by valuing their clients and staff, and by operating with a family-first approach. This ability to transform is shared by MetaBank and has helped build the relationship with Nelson & Nelson since 2006. MetaBank’s Market President Kathy Thorson proved to the Nelsons that both companies held the same values, evident in the MetaBank commitment to exceptional customer service. “Service is doing what’s in the best interest of the client or customer. I found that MetaBank is a great partner for us because we have the same values: providing the right services at the right price. We feel confident sending referrals to MetaBank and trust that our clients will be well taken care of,” says Chuck Nelson, Managing Partner. MetaBank dedicates multiple team members to service the Nelson account – including Amanda Masterson and Karen Waller. The resulting business and personal relationships have led to a successful, growing partnership that is mutually beneficial. Annual Report 2015 Transformation OPERATION HOPE METABANK® PARTNERS WITH OPERATION HOPE FOR FINANCIAL LITERACY MetaBank is joining Operation HOPE in their mission as the nonprofit banker for the working poor, the underserved and struggling middle class. Operation HOPE achieves their mission by providing financial dignity and economic empowerment to over 2.2 million individuals worldwide. The partnership with Operation HOPE is a natural fit with Meta’s vision, to promote financial inclusion for everyone. “Our goal is to bring tangible solutions that help people develop a plan, gain access to financial systems, establish liquidity for unexpected challenges and get practical, systemic assistance to stay on track” said Brad Hanson, president of MetaBank. Supporting financial literacy and dignity is a core value of MetaBank. Since October 2015, MetaBank has committed $1 million to Operation HOPE, the leading global provider of financial dignity education and economic empowerment programs for low and moderate income youth, adults, and families in underserved communities. Operation HOPE delivers its global programs to employees through their HR service, to young people in their schools, and to individuals and families in banks, community centers, credit unions, hotels, hospitals, grocery stores, and even shopping centers. HOPE Financial Well-being counselors provide customized financial advice with the goals of educating individuals and increasing credit scores to the bankable level of 700. MetaBank’s commitment supports an online service, HOPE Inside@MetaBank, which includes the Operation HOPE national call center and the growing HOPE Inside network to provide financial counseling service to MetaBank customers and cardholders who are facing financial hardships. “Operation HOPE has had a long relationship with MetaBank President, Brad Hanson. I know Brad Hanson as a leader and as an individual to have the highest integrity and character. We are proud to have been selected to provide financial literacy programs to his valued cardholders,” said Operation HOPE Founder and CEO John Hope Bryant. Operation HOPE will deliver financial education, credit counseling, and money management guidance and assistance to MetaBank’s cardholders nationwide through an alliance of MetaBank partners. MetaBank provides the avenue to consumers who need assistance and Operation HOPE, as the best-in-class provider of financial-literacy empowerment programs, offers the needed counseling services. Annual Report 2015 Transformation RETAIL TRANSFORMATION ENDOWS RESOURCES WITH NEW CAPACITIES NON-PERFORMING ASSETS As a Percentage of Total Assets ‘11 ‘12 ‘13 ‘14 ‘15 Commercial &Multi-Family : 52% Ag Real Estate: 11% Ag Operating: Commercial 7% Operating: 5% Consumer: 4% LOAN BALANCES For Retail Bank Residential Mortgage: 21%MetaBank had an exceptional year in loan growth, particularly in our residential mortgage, commercial and agricultural lines of business. Our retail bank recorded earnings of $9.1 million for the 2015 fiscal year compared to earnings of $8.7 million in 2014. The increase was primarily driven by growth in loans receivable and in the securities portfolio and increased rates achieved within the loan portfolio. All of this was achieved without compromising credit quality. MetaBank has 10 branches in four markets across South Dakota and Iowa and we are the cornerstone for banking services in the communities we serve. We offer an array of financial services products for retail, business and agricultural customers. We are dedicated to providing exceptional service to our customers, delivering on our vision: Every customer leaves saying, “I love my bank!” Our customer satisfaction speaks for itself through our Net Promoter Score (NPS) of 57, while the national financial institution average is 34*. Higher scores on NPS link to greater profitability and growth opportunities. Retail Bank total loans increased $106.1 million during the fiscal year, or 21.8%, to $593.3 million, from strong growth in the residential real estate, commercial and multi-family real estate, and agricultural lending segments. Retail checking account balances were up 9.8% year over year. MetaBank’s NPAs were up slightly to 0.24% (excluding AFS/IBEX portfolio) of total assets in 2015, compared to 0.05% in 2014, while still amongst the best in the industry. The total of mortgage-backed securities (MBS) and investment securities increased $178.7 million, or 12.6%, to $1.6 billion at September 30, 2015, as investment purchases exceeded related maturities, sales and principal pay downs. Net interest income for fiscal 2015 increased 28.0% to $59.2 million. In addition to growth in loans and yields in the loan portfolio, the increase was driven by a higher volume and yields of other investments including AA and AAA rated General Obligation municipal bonds. NIM increased from 2.85% in the fiscal 2014 fourth quarter to 3.09% in the fiscal 2015 fourth quarter. *Source: Satmetrix Net Promoter® U.S. Consumer Benchmarks, 2015

12 | Annual Report 2015
Transformation

META PAYMENT SYSTEMS

TRANSFORMATION FINDS A WAY TO SAY "YES"

24%
AVERAGE DEPOSIT GROWTH
as of Sept 30, 2015

12%
CARD FEE INCOME INCREASE
as of Sept 30, 2015

AVERAGE LOW-COST DEPOSIT BALANCES
In Millions


$848.6
$ 1,090.9
$ 1,265.7
$1,393.4
$1,707.1
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MPS continues to be an industry leader as one of the top two prepaid card issuers in the nation (the Nilson Report, June 2014), and has issued more than 600 million prepaid cards since 2005, over 100 million in 2015 alone. MPS sponsors over 210,000 "white label" ATM terminals throughout the United States and leads the way in virtual cards for electronic settlements, with seven billion ACH transactions since its inception.

MPS continues to grow its partner base and is excited to welcome new program manager partners: Berkeley Payment Solutions, EFX Corporation, InComm, J.G. Wentworth, PayQuicker, Store Financial and Univision. We are also proud to announce that we have agreed to partner with NetSpend for another five years. MPS will continue to explore new product and service opportunities to extend financial dignity to the underbanked population and promote our corporate vision of: Financial Inclusion for Everyone™. We believe MPS will continue to succeed by supporting the unbanked and underbanked markets.

▸MPS generated an average of $1.6 billion in non interest-bearing deposits for the year ended September 30, 2015, compared to an average of $1.3 billion for the same period in 2014, an increase of 24% for deposit growth.

▸Card fee income increased $5.8 million, or 12% for the year ended September 30, 2015, compared to September 30, 2014. This increase is primarily due to the addition of new and added business from existing business partners.

13 | Annual Report 2015
Transformation

COMPLIANCE

TRANSFORMATION IS CONTINUOUS IMPROVEMENT

▸COMPLIANCE MANAGEMENT PROGRAM
We have developed an effective compliance management program supported by a professional staff to meet and exceed regulatory standards.

▸FRAUD PREVENTION
We monitor for unusual activity using a highly sophisticated system in which we have invested millions of dollars and several years implementing and customizing.

▸THIRD-PARTY OVERSIGHT
We utilize a robust system and processes for underwriting and analyzing third-party risk to help ensure our partners meet regulatory requirements.

▸CUSTOMER IDENTIFICATION
We have increased our visibility into our customer relationships and automated the customer identification and customer due diligence processes.

▸PROCESS IMPROVEMENT
We continue to gain efficiencies by utilizing proven methodology to clearly define processes that help our business and partners gain efficiencies by developing industry-wide best practices. We do this in order to meet or exceed regulatory requirements, reduce the burden on our partners and to protect our customers.

Meta Financial Group has established technologically advanced compliance and risk-management systems to mitigate risk, meet regulatory standards and enable our organization to grow more cost effective while navigating through the processing and challenging regulatory environment. While no system is ever foolproof, these systems will further strengthen Meta's industry-leading position going forward.

With one of the largest prepaid portfolios in the industry, Meta Financial Group has the benefit of scale that has enabled us to effectively manage and mitigate risk. We continued to make significant investments in systems and staff, as we have over the past few years, which serve as a solid foundation moving forward. There are five key areas where our considerable investments have made us a best-in-class organization: compliance management program, fraud prevention, third-party oversight, customer identification and process improvement.

Annual Report 2015 Transformation INVESTOR INFORMATION Annual Meeting of Shareholders The Annual Meeting of Shareholders will convene at 1 p.m., on Monday, January 25, 2016. The meeting will be held in the Meta Payment Systems building, 5501 South Broadband Lane, Sioux Falls, S.D. Further information with regard to this meeting can be found in the proxy statement. Independent Auditors KPMG LLP 2500 Ruan Center 666 Grand Avenue Des Moines, Iowa 50309-2372 Shareholder Services Shareholders desiring to change the name, address or ownership of stock; to report lost certificates; or to consolidate accounts should contact the corporation’s transfer agent: Computershare Investor Services 211 Quality Circle Suite 210 College Station, TX 77845 Telephone: 800.522.6645 Website: https://www-us.computershare. com/investor/Contact/Enquiry Form 10-K Copies of the company’s Annual Report on Form 10-K for the year ended September 30, 2015 (excluding exhibits thereto), may be obtained from metafinancialgroup.com. Investor Relations Requests for Form 10-K, other inquiries or investor comments are welcome and should be directed to: Katie LeBrun Corporate Communications Director Meta Financial Group 5501 South Broadband Lane Sioux Falls, S.D. 57108 Telephone: 605.362.5140 or 866.550.6382 invrelations@metabank.com metafinancialgroup.com DIVIDEND AND STOCK MARKET INFORMATION Meta Financial Group’s common stock trades on the NASDAQ Global Select Market® under the symbol “CASH.” Market capitalization increased $123.4 million or 56.7% from September 30, 2014 to September 30, 2015 as a result of stock offerings to raise capital in connection with the acquisitions completed during the fiscal year and other business development opportunities. Shares outstanding increased from 6,169,604 to 8,163,022 with share price increasing from $35.26 to $41.77 at September 30, 2014 and September 30, 2015, respectively. 9/30/2014 9/30/2015 Change Percentage Growth SHARES OUTSTANDING SHARE PRICE MARKET CAPITALIZATION 6,169,604 8,163,022 1,993,418 32.31% 35.26 41.77 6.51 18.46% 217,540,237.04 340,969,428.94 123,429,191.90 56.74% Sandler ONeill & Partners Raymond James Morgan Stanley & CO. LLC UBS Securities LLC Instinet, LLC Merill Lynch, Pierce, Fenner J.P. Morgan Securities LLC Credit Suisse Securities USA Lek, Schoenau & Co, Inc Market Makers for Meta Financial Group (NASDAQ: CASH) as of September 30, 2015: 250.00 200.00 150.00 100.00 50.00 0.00 2010 2011 2012 2013 2014 2015 Comparison of 5 Year Cumulative Total Return Assumes Initial Investment of $100, through September 2015 Market Capitalization Meta Financial Group, Inc. NASDAQ Composity Index NASDAQ ABA Community Bank Index Annual Report 2015 Transformation BOARD OF DIRECTORS / SENIOR OFFICERS J. Tyler Haahr Chairman of the Board and Chief Executive Officer, Meta Financial Group and MetaBank Brad C. Hanson President, Meta Financial Group and MetaBank Troy Moore III Executive Vice President, Retail Sales, MetaBank Douglas J. Hajek Partner at Davenport, Evans, Hurwitz & Smith, LLP Elizabeth G. Hoople Consultant and Retired Senior Vice President of Marketing, Wells Fargo Frederick V. Moore Vice Chairman of the Board and Lead Director, Meta Financial Group and MetaBank, President of Buena Vista University Rodney G. Muilenburg Retired Dairy Specialist Manager, Purina Mills, Inc.; Retired Consultant, TransOva Genetics Dairy Division and Retired Director of Sales and Marketing, TransOva Genetics J. Tyler Haahr Chairman of the Board and Chief Executive Officer, Meta Financial Group and MetaBank Brad C. Hanson President, Meta Financial Group and MetaBank Ira Frericks Executive Vice President, Chief Operating Officer Glen Herrick Executive Vice President, Chief Financial Officer Troy Moore III Executive Vice President, Retail Sales, MetaBank Cynthia Smith Executive Vice President, Head of Technology and Operations Jim Accordino Senior Vice President, Remittances Connie Burrer Senior Vice President, Enterprise Project Management Michael Conlin Senior Vice President, Product Management Merid Eshete, CRP Senior Vice President, Chief Risk Officer John Hagy Senior Vice President, Chief Legal Officer Barbara Koopman Senior Vice President, Retail Bank Operations Troy Larson Senior Vice President, Chief Technology Officer David W. Leedom Senior Vice President, Finance Alan Lodge President of Tax Services Division Linda Loof Senior Vice President, Partner Services Beth Orsmeth Senior Vice President, MPS Operations Steven G. Patterson Chief Lending Officer and President, Central Iowa Market Timothy Peters President, Brookings Market Donald Rogers Head of Operations, AFS/IBEX Grant Rogers Senior Vice President, Business Development & Sales Scott Scovel Senior Vice President, Product Management Eric Sepci National Sales Manager, AFS/IBEX Cary Shields President of Refund Advantage Jeanni Stahl Senior Vice President, Chief Compliance Officer Brian Soder National Accounts Manger, AFS/IBEX Ian Stromberg Senior Vice President, Human Resources Sonja Theisen Senior Vice President, Chief Accounting Officer Kathryn M. Thorson President, Sioux Empire Market Whitney Bright Ungerboeck Senior Vice President, Client Relations Ronald Van Zanten Senior Vice President, Data Management & Business Intelligence Jon W. Wilcke President, Northwest Iowa Market Board of Directors Senior Officers

META FINANCIAL GROUP

META FINANCIAL GROUP
metafinancialgroup.com

5501 South Broadband Lane
Sioux Falls, SD 57108
605.361.4347
866.550.6382
605.338.0604 fax

METABANK
metabank.com

▸CENTRAL IOWA MARKET

Highland Park
3624 Sixth Avenue
Des Moines, IA 50313
515.288.4866
515.288.3104 fax

Ingersoll
3455 Ingersoll Avenue
Des Moines, IA 50312
515.274.9674
515.274.9675 fax

Urbandale
4848 86th Street
Urbandale, IA 50322
515.309.9800
515.309.9801 fax

West Des Moines
3448 Westown Parkway
West Des Moines, IA 50266
515.226.8474
515.226.8475 fax

▸NORTHWEST IOWA MARKET

Storm Lake Main Office
121 East Fifth Street
Storm Lake, IA 50588
712.732.4117
712.749.7502 fax

Storm Lake Plaza
1413 North Lake Avenue
Storm Lake, Iowa 50588
712.732.6655
712.732.7924 fax

▸BROOKINGS MARKET

Brookings Main Office
600 Main Avenue
Brookings, SD 57006
605.692.2314
605.692.7059 fax

▸SIOUX EMPIRE MARKET

Sioux Falls Main Office
4900 South Western Avenue
Sioux Falls, SD 57108
605.338.0059
605.338.0155 fax

South Minnesota Avenue
2500 South Minnesota Avenue
Sioux Falls, SD 57105
605.977.7500
605.977.7501 fax

West 12th Street
2104 West 12th Street
Sioux Falls, SD 57104
605.336.8900
605.336.8901 fax

META PAYMENT SYSTEMS
metapay.com

5501 South Broadband Lane
Sioux Falls, SD 57108
605.361.4347
866.550.6382
605.338.0604 fax

AFS/IBEX
afsibex.com

4100 Newport Place Dr. #670
Newport Beach, CA 92660

750 North Saint Paul,
Suite 1500
Dallas, TX 75201
800.347.4986
949.756.2600 local and fax

REFUND ADVANTAGE

9000 Wessex Pl, Ste. 101
Louisville, KY 40222-4987
800.967.4934
877.559.0558 fax

www.metafincialgroup.com